VIA EDGAR

June 12, 2014

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ANI Pharmaceuticals, Inc. Registration Statement on Form S-3 File No. 333-195949	Acceleration Request Requested Date: June 13, 2014 Requested Time: 4:30 P.M. Eastern Time

Dear Mr. Riedler:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, ANI Pharmaceuticals, Inc. (the "Company"), a Delaware corporation, hereby requests that the effectiveness of the Company’s Registration Statement on Form S-3, File No. 333-195949, be accelerated to 4:30 p.m. (Eastern Time), June 13, 2014, or as soon thereafter as is practicable.

The Company acknowledges that: (1) should the U.S. Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANI PHARMACEUTICALS, INC.

/s/ Arthur S. Przybyl

Arthur S. Przybyl

President and CEO

cc:	Paul A. Gajer, Esq.

Jeffrey A. Baumel, Esq.

Dentons US LLP

210 Main Street West, Baudette, MN 56623 ● Phone (218) 634-3500 ● Fax (218) 634-3540

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